



SECURITIE: 04017725 SION
..., D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53551

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/03 _____ AND ENDING 12/31/03 _____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Boeing Capital Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3780 Kilroy Airport Way - Suite 750
                          (No. and Street)

Long Beach	California	90806
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven D. Williamson   562-997-3300
                                        (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                (Name - if *individual, state last, first, middle name*)

350 South Grand Avenue, Suite 200	Los Angeles	California	90071
(Address)	(city)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).

OATH OR AFFIRMATION

I, Steven D. Williamson _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boeing Capital Securities Inc. _____, as of December 31 _____ 20 03 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

State of California
County of _Los Angeles_

Subscribed and sworn to before me
on March 24, 2004

Kathryn J. Long
Notary Public

_____
Signature

President
_____
Title

KATHRYN J. LONG
Commission # 1269877
Notary Public - California
Los Angeles County
My Comm. Expires Jul 31, 2004

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

INDEPENDENT AUDITORS' REPORT

Shareholder and Board of Directors
Boeing Capital Securities Inc.

We have audited the following financial statements of Boeing Capital Securities Inc. (the "Company") for the year ended December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Balance Sheet	1
Statement of Operations	2
Statement of Changes in Stockholder's Equity	3
Statement of Cash Flows	4

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Boeing Capital Securities Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for the allocation of expenses paid on behalf of the Company by its parent company.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of Boeing Capital Securities Inc. as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934	8

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Los Angeles, California
March 22, 2004

Boeing Capital Securities Inc.
Balance Sheet

(Dollars in thousands)		December 31, 2003
ASSETS		
Cash and cash equivalents	$	16.0
Accounts due from Boeing Capital Corporation		8.9
TOTAL ASSETS	$	24.9
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities	$	-
Shareholder's equity:		
Common stock - $1 par value; 1,000 shares authorized and outstanding		1.0
Capital in excess of par value		31.1
Accumulated deficit		(7.2)
		24.9
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	24.9

See Notes to Financial Statements.

Boeing Capital Securities Inc.
Statement of Operations

(Dollars in thousands)		Year Ended December 31, 2003
Revenue	$	-
Operating expenses		27.3
Total expenses		27.3
Loss before provision for income taxes		(27.3)
Benefit for income taxes		(10.1)
Net loss	$	(17.2)

See Notes to Financial Statements.

Boeing Capital Securities Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2003

(Dollars in thousands)	Common Stock		Capital in Excess of Par		Income Retained for Growth/ (Accumulated Deficit)		Total Stockholder's Equity	
Balance January 1, 2003	$	1.0	$	5.0	$	162.0	$	168.0
Capital contribution		-		26.1		-		26.1
Net loss		-		-		(17.2)		(17.2)
Dividends paid		-		-		(152.0)		(152.0)
Balance December 31, 2003	$	1.0	$	31.1	$	(7.2)	$	24.9

See Notes to Financial Statements.

Boeing Capital Securities Inc.
Statement of Cash Flows

(Dollars in thousands)		Year Ended December 31, 2003
OPERATING ACTIVITIES		
Net loss	$	(17.2)
Adjustments to reconcile net loss to net cash used by operating activities:		
Change in assets and liabilities:		
Accounts due from Boeing Capital Corporation		(8.9)
Taxes Payable-Accounts with Boeing Capital Corporation		(94.3)
		(120.4)
FINANCING ACTIVITIES		
Capital Contribution		26.1
Dividends paid		(152.0)
		(125.9)
Net decrease in cash and cash equivalents		(246.3)
Cash and cash equivalents at beginning of year		262.3
Cash and cash equivalents at end of year	$	16.0

See Notes to Financial Statements.

Boeing Capital Securities Inc.
Notes to Financial Statements
For the Year Ended December 31, 2003

Note 1 — Organization and Summary of Significant Accounting Policies

Organization   Boeing Capital Securities Inc. (the "Company") is a Delaware corporation directly owned by Boeing Capital Corporation (which in turn is an indirect wholly-owned subsidiary of The Boeing Company). The Company engages in the private placement of securities on a best efforts basis to institutional investors and is registered with the Securities and Exchange Commission and National Association of Securities Dealers as a broker/dealer. The Company syndicates asset-based investments such as leases and secured loans.

Basis of Presentation   The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions could change as more information becomes available, which could impact the amounts reported and disclosed herein.

Cash and Cash Equivalents   The Company considers all cash investments with original maturities of three months or less to be cash equivalents. At December 31, 2003, the cash was deposited in a non-interest bearing checking account with one financial institution.

Fair Value of Financial Instruments   Substantially all of the Company's financial instruments are carried at fair value. Cash and cash equivalents are carried at cost, which approximate fair value.

Income Taxes   The operations of the Company are included in the consolidated federal income tax return of Boeing Capital Corporation's parent The Boeing Company. Based on an informal arrangement, Boeing Capital Corporation presently charges or credits us for taxes resulting from our operations. Intercompany payments are made when taxes are due or tax benefits are realized by Boeing Capital Corporation based on the assumption that tax benefits are realized up to 100% of the amounts forecasted by the Company, with the amounts varying from forecast settled in the year realized by Boeing Capital Corporation.

Note 2 — Relationship and Transactions With Boeing Capital Corporation

The Company and Boeing Capital Corporation entered into an Expense Agreement on December 4, 2001. The Expense Agreement requires Boeing Capital Corporation to provide the Company with office space, utilities, and computer equipment and systems without any charge to the Company. The Expense Agreement also requires Boeing Capital Corporation to pay other operating expenses including advertising, filing and registration fees, insurance, and legal and accounting fees on behalf of the Company. In connection with the Expense Agreement, $26.1 thousand of expenses for filing and registration fees and legal and accounting fees were paid by Boeing Capital Corporation on behalf of the Company for the year ended December 31, 2003. During the year ended December 31, 2003, the staff of the Securities and Exchange Commission issued an interpretive letter suggesting that expenses so incurred should be reflected on the financial statements of broker-dealers. Accordingly, the Company changed its method of

accounting for such expenses and recorded the $26.1 thousand as operating expenses in the statement of operations and as a deemed capital contribution in the balance sheet, statement of changes in stockholder's equity and statement of cash flows for the year ended December 31, 2003.

Boeing Capital Corporation and the Company have entered into a support agreement (the "Demand Commitment"), obligating Boeing Capital Corporation to make unconditional capital contributions in cash within 24 hours of written notification by the Company. The Demand Commitment is limited to $250,000 in the aggregate but may be amended from time to time. At December 31, 2003, no amounts had been requested or outstanding under this agreement.

Accounts due from Boeing Capital Corporation of $8.9 thousand primarily consists of a receivable for a federal income tax benefit as of December 31, 2003.

Note 3 — Income Taxes

The components of the provision (benefit) for taxes on income (loss) for the year ended December 31, 2003 were as follows:

(Dollars in thousands)		
Current:		
Federal	$	(9.3)
State		(0.8)
		(10.1)
Deferred:		
Federal		-
	$	(10.1)

Income taxes computed at the United States federal income tax rate and the provision (benefit) for taxes on income differ as follows for the year ended December 31, 2003:

(Dollars in thousands)			
Tax computed at federal statutory rate	$	(9.6)	(35.2%)
State income taxes, net of federal tax benefit		(0.5)	(1.8)
	$	(10.1)	(37.0%)

Note 4 — Common Stock

On March 12, 2001, the Company issued 1,000 shares with a par value of $1 to its parent, Boeing Capital Corporation.

Note 5 — Contingencies

The Company is subject to certain litigation matters, which arise in the normal course of business. The Company does not believe that the outcome of any of these matters will have a material adverse effect on the Company's financial position or results of operations. There are no pending litigation matters as of December 31, 2003.

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital, as defined, equal to $5,000. In addition, the Company is subject to a limitation on aggregate indebtedness, which shall not exceed a ratio

of 15 to 1 of aggregate indebtedness to net capital. At December 31, 2003, the Company had net capital of $24.9 thousand, which was $19.9 thousand in excess of its minimum required net capital of $5.0 thousand. The Company's ratio of aggregate indebtedness to net capital was 0.0%.

Note 7 – Reserve Requirements for Brokers or Dealers

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such Rule) under the Securities Exchange Act of 1934. Because of such exemption, the Company is not required to prepare a Determination of Reserve Requirements for Brokers or Dealers.

Boeing Capital Securities Inc.

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities and Exchange Act of 1934

(Dollars in thousands)		December 31, 2003
Computation of net capital		
Stockholder's equity	$	24.9
Net Capital	$	24.9
Computation of aggregate indebtedness		
Total aggregate indebtedness – Total liabilities	$	0.0
Computation of basic net capital requirements		
Minimum capital required		
(The greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5.0
Excess net capital	$	19.9
Percentage of aggregate indebtedness to net capital		0.0%

Note: No significant differences were noted between the above computation of net capital and the Company's corresponding Form X-17A-5, Part IIA, as amended.

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE AS REQUIRED BY SEC RULE 17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Shareholder and Board of Directors
Boeing Capital Securities Inc.

In planning and performing our audit of the financial statements of Boeing Capital Securities Inc. (the "Company") for the year ended December 31, 2003 (on which we issued our report dated March 22, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Member of
Deloitte Touche Tohmatsu

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Los Angeles, California
March 22, 2004